U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person: Frank Gillen, 175 South Main Street, Suite 1240, Salt Lake City, UT 84111
2.   Issuer Name and Ticker or Trading Symbol: EZConnect, Inc. (EZCT)
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: 10/2000
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner (X) Other
     Title: (1) See Explanation Below
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 10/13/2000
3. Transaction Code:
(a) C (2) See Explanation Below
(b) J (3) See Explanation Below
4. Securities Acquired (A):
(a) 78,235
(b) 21,250
   Securities Disposed (D):
(a) 830,000
5. Amount of Securities Beneficially Owned at End of Month: 165,485
6. Ownership Form:  Indirect (I):
7. Nature of Indirect Beneficial Ownership: (4) See Explanation Below

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
(a) Option
(b) Repurchase Option
(c) Convertible Note
2. Conversion or Exercise Price of Derivative Security:
(a) $1.50/share
(b) $1.00/share
(c) $1.00/share
3. Transaction Date (Month/Day/Year):  10/13/2000
4. Transaction Code: J (5) See Explanation Below
5. Number of Derivative Securities Acquired (A) or Disposed of (D): D
(a) 230,000
(b) 400,000
(c) 75,000 (5) See Explanation Below
6. Date Exercisable and Expiration Date (Month/Day/Year):
(a) 10/18/99 - 10/18/01
(b) 1/10/00 - 1/10/02
(c) 1/18/00   N/A (2) See Explanation Below

7. Title and Amount of Underlying Securities: Common Stock
8. Price of Derivative Security: N/A
9. Number of Derivative Securities Beneficially Owned at End of Month: -0-
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): N/A
11. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:
(1) The reporting person is no longer an officer, director, or 10% owner
(2) The reporting person converted approximately $78,235 in principal and accrued interest to shares of common stock.
(3) The reporting person was issued shares in exchange for release and settlement of claims against the issuer.
(4) Beneficially and held of record by Maven Strategic Partners, Inc. and/or Calamitous, LC.
(5) Under a plan of recapitalization, the reporting person submitted options to acquire 680,000 shares of common stock for cancellation.


Signature of Reporting Person:__________________________
Date:     11/15/2000              Frank Gillen